EXHIBIT 99.1

QUARTZ MOUNTAIN ANNOUNCES APPROVAL FOR PURCHASE OF SECOND BC MINERAL PROPERTY

May 24, 2022 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or “the Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce that further to its December 8, 2021 news release, the Company has received approval from the TSX Venture Exchange for its acquisition of  the Jake Property located approximately 160km northeast of Smithers, British Columbia from United Mineral Services Ltd. (“UMS”). The Jake Property is being targeted for its copper-gold porphyry potential.  UMS is a private company owned by Robert Dickinson, the controlling shareholder of the Company and a non-arms-length vendor.  Quartz Mountain has agreed to pay UMS out-of-pocket costs to assemble the property totaling $200,000, which is payable in four equal tranches over 18 months from the date of TSX Venture Exchange approval of the transaction.

The purchase from UMS is comprised of a 100% undivided interest in four mineral claims it staked as well as the transfer of a valid option to acquire an undivided 100% interest in five adjacent mineral claims (the “Underlying Claims”) from Electrum Resource Corporation, an arms-length third party.  The Electrum option can be exercised with payment of $125,000 to July 2022 or alternatively an equal amount spread over two years with property work commitments of $360,000.  The Underlying Claims are subject to a 2% NSR which is capped at $3 million.

On behalf of the Board of Directors

Leonie Tomlinson

Director

For further details, contact Investor Relations at:

T: (604) 842-2690 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.